United States Securities and Exchange Commission
Washington D.C. 20549
Division Of Corporate Finance
Mr. Edwin Adames
Senior Staff Accountant

Date: December 23, 2008

Re: Global Entertainment Holdings, Inc(f/k/a LitFunding Corp.)
       10-KSB for Fiscal Year Ended December 31, 2007
        File No. 000-49679

Dear Mr.Adames

We have completed our review of your comments provided to us in your letter dated December 3, 2008. Attached you will find our response letter and the referenced revised segments (as attachments) of the December 31, 2007 10-KSB which we hope will provide the appropriate detailed information for your further review and our compliance.

I look forward to working with you to insure that the company is in compliance with the applicable disclosure requirements.

Sincerely,

Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.

 Form 10-KSB/A for the Period Ended December 31.2007 General

1.	Please revise the amendment to include the following information regarding the restated financial statements and related disclosure throughout the filing:

•   Include an explanatory note in the forepart of the amendment that discusses the reasons for the amendment Provide a cross reference to the related note in the financial statements that summarizes the impact of the restatement on the financial statements.

• Labeled as "restated" the columns of the audited financial statements for the restated periods.

• Provide a new note to the financial statements that includes the following disclosure:

• An explanation of the reasons why the financial statements were restated.

•     A reconciliation of the original financial statement information to the restated financial amounts on a line-by-line basis for each major balance sheet and income statement account affected including income (loss) per share.

Response

The amendment has been revised to provide an explanatory note at the forepart of the amendment.  A new note to the financial statements has been included explaining the reason for the restatement of the financial statements and a schedule is provided as a cross reference to the related note in the financial statements.

See Attachment; pages 1, 2 and 3

Report of Independent Registered Public Accounting Firm, page 21

2.
We note your response to comment 4 and to the amended audit report for the year ended December 31,2007. Considering the Company has presented a balance sheet only for the most recent fiscal year 2007 in accordance with Item 310(a) of Regulation S-B, please revise the first paragraph of the audit report as follows

•   Change the phrase "for the years then ended" to indicate that the auditor's opinion applies to each of the fiscal periods for which comparative statements of income, cash flows and changes in stockholder's equity are presented.

• Refer to the suggested changes in wording of the audit report in footnote 8 of paragraph 8 of AICPA AU Section 508 when the balance sheet at the end of one or more prior periods is not presented.

•   Delete the last sentence of the first paragraph that refers to the audit by another auditor of the statements for 2004 and prior years considering the financial statements to be included according to Item 310(a) of Regulation S-B are for the two-year period ended December 31,2007. The income statement for the year ended December 31, 2005 that was included in this amendment is not required under Regulation S-B.

3.	We note the Company has modified the going concern emphasis paragraph as follows:

• The statement that the financial statements have been prepared assuming the Company will continue as a going concern has been deleted.

• The reference to footnote disclosure stating the Company will need additional working capital has been deleted.

•   The statement that this raises substantial doubt about the Company's ability to continue as a going concern has been conditioned to state that these factors, among others, may raise substantial doubt as to their ability to continue as a going concern.

• The reference to management's plans regarding their going concern uncertainty has been deleted.

• The statement that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Please revise the going concern emphasis paragraph in the amendment to provide the full disclosure required by paragraph 13 of AICPA AU Section 341, similar to that provided in the audit report included in the original 10-KSB.  Consider in your revision the requirements of footnote 5 to paragraph 13 of AICPA AU Section 341 that precludes the use of conditional language in expressing an audit conclusion as to the existence of substantial doubt about an entity's ability to continue as a going concern.

Response

The Report of The Independent Registered Public Accounting Firm has been revised and is attached.

See Attachment; page 21, 23 and 25

Note 10. Stockholders Equity, page 30

4.
We refer to the "Recent Sales of Unregistered Securities" section on page 32.   Please revise this section to disclose the four stock transactions that resulted in the issuance of 293,995 pre stock-split shares issued on April 18,2006 for services rendered to the Company as stated in the "Common Stock" section in Note 9, Stockholders' Equity of the Form 10-KSB for 2007.

Response

The section “Recent Sales of Unregistered Securities” has been revised to include the four stock transactions that resulted in the issuance of 293,995 pre stock-split shares issued on April 18,2006 for services rendered as stated in the “Common Stock” section in Note 9, Stockholders’ Equity of the Form 10-KSB for 2007. The four transactions have been adjusted for the reverse stock split of ten to one.

See Attachment; page 32

5.
 Please delete the last paragraph on page 33 of the "Series "IT Convertible Preferred Stock" that refers to certain corrections made to the Company's website regarding film production considering this disclosure is not related to the stock transactions describe in the footnote.

Response

The reference to certain corrections made to the Company’s website regarding film production has been removed.

See Attachment; page 33

General

Item 8A. Controls and Procedures, page 11

6.
 We note your disclosure in the second paragraph that the Chief Executive Officer and the Chief Financial Officer, Messrs, Rasmussen and Gabby have concluded that as of December 31, 2007, disclosure controls and procedures were not effective, primarily due to the inability to timely file the report on Form 10-KSB within the prescribed time frame. We also note your disclosure in the third paragraph that other than the deficiency and weakness described you concluded that disclosure controls and procedures are generally effective. Please remove any qualifying language such as that included in the third paragraph and state, in clear and unqualified language, the conclusions reached by Messrs, Rasmussen and Gabby on the effectiveness of your disclosure controls and procedure.

7.
 As a related matter, when preparing your revised disclosures consider incorporating a discussion of management's failure to provide its report on internal control over financial reporting in the originally filed Form 10-KSB in your assessment and ultimate conclusion that disclosure controls and procedures were not effective at December 31,2007.

Response

The qualifying language has been removed to state, in clear and unqualified language, the conclusions reached by Messrs, Rasmussen and Gabby on the effectiveness of our disclosure controls and procedure.

See Attachment; page 11

 Exhibits 31.1 and 31.2 Section 302 Certifications

8.	Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(3l) of Regulation S-K.

Response

The certificates have been revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(3l) of Regulation S-K.

See Attachment; Exhibits 31.1 and 31.2

Form 10-Q for the period ended September 30.2008

9.	We refer to the "Investments" line item for $ 150,000, equal to 37% of your total assets as of September 30,2008 and to Note 11, Related Party Transactions that states the following:

• The Company on September 22,2008 granted a world-wide exclusive license to its 30% owned Canadian affiliate to use a film that has not yet been produced.

• Subject to financing of the film the Canadian affiliate agreed to pay the Company an exclusive one-time of $150,000.

Please tell us and revise the financial statements to disclose your basis under U.S generally accepted accounting principles for capitalizing and recording as an investment the agreement to receive the fee from your Canadian affiliate. Consider in your response the following:

• The bank financing of the film has not been finalized and is contingent on their receipt of a Completion Bond to guarantee the film i$ actually produced and delivered,

• The company that is to issue the Completion Bond has requested the Company provide a guarantee for amount they may loose in connection with the transaction.

• The Company appears to have limited assets and cash flow to comply with the guarantee requirements to finalize the funding of the film taking in consideration it has a of September 30,2008:

• No revenues or material source of cash flows related to its operating activities.

• Current assets of only S51 after fully reserving its accounts receivable of $ 181,000 and contingent advances of $416,750.

Response

We have revised the Balance Sheet to reflect the capitalization of expenditures related to movie script development and to remove the premature recording of a limited investment in a movie production company.

See Attachment; page 3 and 8.

On December 11, 2008 the company filed a form 8-K with the SEC describing the Companies entry into A Material definitive Agreement. Item 1.01 is attached. The Licensing Agreements, the Agreement with B&J Pictures, Inc. and the press release dated November 25,2008 are included in the filing as Exhibits.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant

EXPLANATORY NOTE

Global Entertainment Holdings Inc. (the "Company") is hereby amending its filed Form 10-KSB for the year ended December 31, 2007. This amendment is being filed to restate the annual Consolidated Financial Statements for the twelve months ended December 31,2007 to increase in the Allowance for Bad Debts for Accounts Receivables by  $159,838 and the Reserve for Contingent Advances by $373,025. The Consolidated Balance Sheet was also adjusted to properly classify Book Rights, TV Game/ Reality shows and Film Rights from Other Assets amounting to $179,155 and $20,850 in related expenses into long term assets.  Movie expenditures of $26,850 and Website expenditures of $6,000 that were expensed were also capitalized. The net decrease in Total Assets is $479,163.  General and Administrative expenses for the period were increased by $532,863 to reflect the increases in Bad Debts and the Contingent Advances Reserve and  $60,700 of General and Administrative expenses were reclassified as Long Term Assets. The net increase to the Net Operating Loss is $471,514.  The Net Loss before Income Taxes increased $511,666 to $610,700 adjusted for a clerical error of  $(40,152).

After discussions with key members of management it was determined the Consolidated Financial Statements for the period ending December 31, 2007 should be restated to correct the reclassification of Long Term Assets, General and Administrative expenses and the misstatement of the Net Loss Before Income Taxes.   The impact on Net Loss is an increase of $511,666 and an increase in Total Deficit in Stockholders Equity of $479,163. Subsequently, management engaged an outside law firm   to implement oversight controls to ensure that keying errors are detected and corrected during future reporting periods. The impact on net loss and other performance figures and ratios have been made on the financial statements on pages 22 through 25, Item 3 (page 7), Note 1 (pages 26 and 27), and Note 6 (pages 29).  As a result of these corrections, management has revised its disclosures over controls and procedures in Part I, Item 8.A to indicate there was a material weakness in internal controls during the end of 2007 related to the review and reporting controls. Management has also disclosed its remediation plans over this material weakness in internal controls in Item 8.A.

Restatement of Annual Financial Information

The December 31, 2007 Consolidated Financial Statements have been restated to reflect adjustments to allowances and reserves for doubtful accounts, reclassification of other Assets and expenses into Long Term Assets and the correction of a clerical error related to the stated Net Loss.

The impact on the Consolidated Balance Sheet as of December 31, 2007, and the Consolidated Statements of Income and the Statements of Stockholders' Equity are as follows:

Consolidated Balance Sheet	As Previously	Restatement	As Restated
As of December 31,2007	Reported	Amount
Assets

Current Assets

accounts Recievable, net	$159,838	$(159,838)	0
Contingent Advances less
reserve for unsuccessful resolution
of lawsuits	373,025	(373,025)	0

Total Current Assets	561,636	(532,863)	28,773

Other Assets
Book rights		1,864	1,864
Tv Game/reality shows		8,966	8,966
Film rights		189,175	189,175
Website Software		6,000	6,000
Movies		26,850	26,850
Other assets	202,325	(179,155)	23,170
Total Other Assets	202,325	53,700	256,025

Total Assets	$787,440	$(479,163)	$308,277

Accumulated (Deficit)	(11,324,300)	534,401	(11,858,701)
Total Deficit in Stockholders Equity	$(419,218)	$479,163	$(898,381)

Consolidated Statement of Income
Twelve Months Ended December 31, 2007
Revenue

General and Administrative	$543,051	$471,514	$1,014,565
Total Operating Expenses	639,052	471,514	1,110,566

Net Operating (loss)	(422,963)	(471,514)	(894,477)

Loss Before Debt Restructure		(934,629)	(934,629)
Income (loss) before Income Taxes	$(99,034)	$(511,666)	$(610,700)

Basic Earnings (Loss) per share:	(0.002)	(0.228)	(0.23)
Before Extraordinary item		(0.228)	(0.228)
Extroardinary Item		0.08	0.08
Total		(0.15)	(0.15)

Weighted average number of
common shares outstanding	40,052,515	(36,047,264)	4,005,251

Restatement for Correction of Error

As discussed in the notes to the annual Consolidated Financial Statements, the Company has restated its previously issued annual financial statements for the year ended December 31, 2007 to reflect the increase in the Allowance for Doubtful Accounts, and Reserve for Contingent Advances, the reclassification of Other Assets to Long Term Assets, the reclassification of Movie and Website costs expensed to Long Term Assets and the correction of a clerical error in the Net Loss  as recorded.

The impact on the Consolidated Balance Sheet, the Consolidated Statements of Income, and the Statements of Stockholders' Equity for the year ended December 31, 2007 is presented in note 16  to the Consolidated Financial Statements.

The management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2007 presented herein has been revised to reflect the impact of the aforementioned restatement.

Lawrence Scharfman & Co., CPA, P.C.
Certified Public Accountants

18 E SUNRISE HIGHWAY,# 201	9608 HONEY BELL CIRCLE
FREEPORT, NY11520	BOYNTON BEACH FL,33437

TELEPHONE: (516) 771-5900	TELEPHONE:(561) 733-0296
FACSIMILE: (516)771-2598	FACSIMILE: (561) 470-0613

Board of Directors Global Entertainment Holdings, Inc. 1516 East Tropicana Ave.         Ste 245 Las Vegas Nevada 89119

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of Global Entertainment Holdings, Inc., and subsidiaries as of December 31, 2007 and the related consolidated statements of operations, stockholders equity and cash flows for each of the two years in the period ended December 31,2007. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Entertainment Holdings as of December 31, 2007 and the results of operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in the consolidated financial statements and notes to the consolidated financial statements, the Company will need additional working capital for its planned activity and to service its debt. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in the notes to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Boynton Beach FL                                                                          Yours Truly,

December 11, 2008
      /s/ Lawrence Scharfrnan CPA

- LICENSED IN FLORIDA & NEW YORK -

Global Entertainment Holdings, Inc.
Statements of Operations

	For the years ending
	December 31,
	2007	2006

Net Revenue	$216,089	$644,040

Expenses:

General and Administrative expenses	1,014,565	1,659,845
Consulting Fees – related party

Financing expense	70,000	45,906
Depreciation & Amortization	26,001	23,558
Preferred stock dividend		19,993
Total operating expense	1,110,566	1,749,302

Net operating (loss)	(894,477)	(1,105,262)

Other income (expenses):
Other income	53,947	10,000
Interest expense	(94,099)	(62,685)
Rental Income
Amortization of debt discount		130,000
Total other income (expenses)	(40,152)	77,315

Loss before reorganization item	(934,629)
Extraordinary gain and income taxes
Bad Debt in connection with share issuance
Gain on debt restructure	323,929
Loss before extraordinary gain and income taxes
Income(Loss) before Income taxes	(610,700)	1,027,947
Net Income (Loss)	$(610,700)	$1,027,947
Basic Earnings (Loss) per share:	(0. 23)	(0.54)
Before Extraordinary item	(0.23)	(0.54)
Extroardinary item	0.08
Total	(0.15)	(0.54)

Weighted average number of common shares outstanding:
Basic	4,005,251	1,909,965

Global Entertainment Holdings Inc.
Consolidated Statements of Cash Flow

	For the years ending
	December 31,
	2007	2006

Cash flows from operating activities
Net income (loss)	$-610,700		$-1,027,947
Adjustments to reconcile net income to net cash
provided by (used in operating activities)
Extraordinary gain on settlement with IEP creditors
Gain on forgiveness of capital lease obligation
Gain on Discount of pre-petition debt
Depreciation and amortization	26,001		23,558
Reserve for unsuccessful resolution of lawsuits	226,663
Reserve for Doubtful Receivables	159,838
Loss on disposal of asset
Share-based compensation	765,616		414,353
Common stock issued in settlements	-1,389,878		493,885
Share-based interest payments			1,467
Shares cancelled	4176		-935,768
Gain on participation obligation	940
Debt discount amortization			-1,300,000
Debt discount amortization			-1,300,000
Changes in assets and liabilities:
Trade and other accounts receivable	222,279		-2,790
Other assets	163,095		-138,982
Contingent advances			-572,825
Accounts payable and accrued expenses	-25,000		123,945
Trade and other claims subject to compromise
Trade and other claims subject to compromise
Note receivable	173,100		-73,819
Deferred revenue			75,004
Net cash (used in) operating activities	-283,870		-1,749,919

Cash flows from investing activities:
Purchases of property and equipment
Net cash (used in) investing activities

Cash flows from financing activities:
Cash from issuance of common stock	242,500		75,004
Cash from exercise of options & warrants			4,250
Cash from issuance of preferred stock
Proceeds from notes payable			1,106,806
Subscription Payable
Proceeds from investor participation borrowings
Proceeds from investor obligations	22,210		450,500
Principal repayments on capital lease obligations
Value of Warrants issued	-150,900		35,527
Net cash provided by financing activities	284,810		1,744,416

Increase (decrease) in cash	940		-5,503
Cash - beginning of period	1,618		7,121
Cash - ending of period	$2,258		$1,618

Supplemental disclosures:
Interest paid			62,685
Income taxes paid	$-		$-

Shares issued for services	$593,000		378,826
Number of shares issued for services	*112,568		734,989
Shares issued for debt	$1,111,865		458,404
Number of shares issued for debt	*840,660		340,660
Imputed value of warrants issued with debt	-	$

All share after 10 to 1 reverse split

The foregoing description of the terms of our Investment Agreement, the Registration Rights Agreement and Placement Agent Agreement, relating to our ELoC with Imperial Capital, is qualified in its entirety by reference to the actual agreements filed by us on Form 8-K on August 4, 2006.

Note: The 1.3 million shares, and references to all share amounts below have been reduced by a factor of 10 to account for the reverse split of our common shares in December, 2007.

As noted above, 80,000 shares were issued in settlement of our defaults under agreements with Imperial, including losses they sustained due to LitFunding’s failure to register the 80,000 shares of common stock underlying their Series A 12% Preferred Stock.  An additional 50,000 shares was issued on June 2007, to cover interest on the $30,000 note, and the 12% dividend on the Series A Preferred Stock through April 15, 2007, our target date for our registration to become effective.

The $30,000 note was convertible at 93% of market price. No conversion ever took place. The note was renewed in November, 2007, and combined with an additional advance of $12,500.  The new note is for $45,000, due on April 15, 2008, and carries interest at 12%, simple. The new note is not convertible, but is secured by a lien against 50% of any advances we elect to make under the ELoC. Also, in December, 2007, we borrowed an additional $6,000, with interest at 12%, due April 15, 2008. This note was convertible into common stock at a fixed price of $.05 per share, but no conversion took place.  On April 15, 2008, we were granted a verbal extension of thirty (30) days. On May 15, 2008, this note was paid.

On July 24, 2007, a Security Agreement was signed between LitFunding Corp. and James Paul Gietz (“Secured Party”). The agreement establishes a security interest in certain property as collateral for amounts that may be invested in common stock of LitFunding Corp. by the Secured Party. The collateral all now existing and hereafter arising accounts receivable, contract rights, license rights and all other forms of obligations owing to LitFunding arising out of the advance of monies to attorneys. Periodic redemption and pro-rata release of collateral commenced on October 1,2007 and recurring every ninety days until January 1, 2010, the Secured Party shall have the option to redeem 50,000 shares of its LitFunding common stock directly from LitFunding at a fixed price of $25,000. The collateral will be reduced proportionately. To date, the Secured Party has not exercised his option to cause the Company to redeem any shares of stock.

At July 1, 2008 the contingent liability of the Security Agreement was 300,000 shares of common stock at $.50 per share.

Recent Sales of Unregistered Securities

On March 21, 2006 the Company issued 25,000 shares of its $.001 par value common stock to two accredited investors at $2.00 per share for cash totaling $50,000.

During the three months ended March 31, 2006, certain consultants and debtors exercised their warrant rights to purchase 65,000 shares of the Company’s par value common stock for cash totaling $4,250.

In March 2006, the Company issued 273,731 shares of its $.001 par value common stock for services valued at $271,426 the fair value of the underlying shares.

During the months ended March 31, 2006, certain unsecured creditors elected to convert $244,169 to 145,410 shares of the Company’s $.001 par value common stock.  At March 31, 2006 the Company had issued 28,113 and the remaining 17,297 shares were issued on April 18, 2006 the Company recorded a subscription payable of $ 190,687 at March 31, 2006.

On April 18, 2006, the Company issued 10,000 shares of its common stock to Marc Lieberman for services rendered to the Company.   The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

On April 18, 2006, the Company issued 1,070 shares of its common stock to Michael Marcelli for services rendered to the Company.  The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

On April 18, 2006, the Company issued 2,000 shares of its common stock to Kathleen Saur for services rendered to the Company.  The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

On April 18, 2006, the Company issued 16,329 shares of its common stock to Jon M. Leader for services rendered to the Company.  The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

The foregoing description of the terms of our Investment Agreement, the Registration Rights Agreement and Placement Agent Agreement, relating to our ELoC with Imperial Capital, is qualified in its entirety by reference to the actual agreements filed by us on Form 8-K on August 4, 2006.

Note: The 1.3 million shares, and references to all share amounts below have been reduced by a factor of 10 to account for the reverse split of our common shares in December, 2007.

As noted above, 80,000 shares were issued in settlement of our defaults under agreements with Imperial, including losses they sustained due to LitFunding’s failure to register the 80,000 shares of common stock underlying their Series A 12% Preferred Stock.  An additional 50,000 shares was issued on June 2007, to cover interest on the $30,000 note, and the 12% dividend on the Series A Preferred Stock through April 15, 2007, our target date for our registration to become effective.

The $30,000 note was convertible at 93% of market price. No conversion ever took place. The note was renewed in November, 2007, and combined with an additional advance of $12,500.  The new note is for $45,000, due on April 15, 2008, and carries interest at 12%, simple. The new note is not convertible, but is secured by a lien against 50% of any advances we elect to make under the ELoC. Also, in December, 2007, we borrowed an additional $6,000, with interest at 12%, due April 15, 2008. This note was convertible into common stock at a fixed price of $.05 per share, but no conversion took place.  On April 15, 2008, we were granted a verbal extension of thirty (30) days. On May 15, 2008, this note was paid.

On July 24, 2007, a Security Agreement was signed between LitFunding Corp. and James Paul Gietz (“Secured Party”). The agreement establishes a security interest in certain property as collateral for amounts that may be invested in common stock of LitFunding Corp. by the Secured Party. The collateral all now existing and hereafter arising accounts receivable, contract rights, license rights and all other forms of obligations owing to LitFunding arising out of the advance of monies to attorneys. Periodic redemption and pro-rata release of collateral commenced on October 1,2007 and recurring every ninety days until January 1, 2010, the Secured Party shall have the option to redeem 50,000 shares of its LitFunding common stock directly from LitFunding at a fixed price of $25,000. The collateral will be reduced proportionately. To date, the Secured Party has not exercised his option to cause the Company to redeem any shares of stock.

At July 1, 2008 the contingent liability of the Security Agreement was 300,000 shares of common stock at $.50 per share.

Recent Sales of Unregistered Securities

On March 21, 2006 the Company issued 25,000 shares of its $.001 par value common stock to two accredited investors at $2.00 per share for cash totaling $50,000.

During the three months ended March 31, 2006, certain consultants and debtors exercised their warrant rights to purchase 65,000 shares of the Company’s par value common stock for cash totaling $4,250.

In March 2006, the Company issued 273,731 shares of its $.001 par value common stock for services valued at $271,426 the fair value of the underlying shares.

During the months ended March 31, 2006, certain unsecured creditors elected to convert $244,169 to 145,410 shares of the Company’s $.001 par value common stock.  At March 31, 2006 the Company had issued 28,113 and the remaining 17,297 shares were issued on April 18, 2006 the Company recorded a subscription payable of $ 190,687 at March 31, 2006.

On April 18, 2006, the Company issued 10,000 shares of its common stock to Marc Lieberman for services rendered to the Company.   The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

On April 18, 2006, the Company issued 1,070 shares of its common stock to Michael Marcelli for services rendered to the Company.  The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

On April 18, 2006, the Company issued 2,000 shares of its common stock to Kathleen Saur for services rendered to the Company.  The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

On April 18, 2006, the Company issued 16,329 shares of its common stock to Jon M. Leader for services rendered to the Company.  The shares were unrestricted pursuant to the S-8 Registration filed with the SEC on February 28, 2006.

ITEM 8A.                                CONTROLS AND PROCEDURES

We conducted an evaluation, with the participation of Morton Reed, our President & Chief Executive Officer (through August 31, 2007), Gary Rasmussen, our current Chief Executive Officer, and Terry Gabby, our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on that evaluation, Messrs. Rasmussen and Gabby have concluded that as of December 31, 2007, our disclosure controls and procedures were not effective at the reasonable assurance level, primarily due to our inability to timely file this report on Form 10-KSB within the time frame prescribed by the Securities and Exchange Commission.

In light of our inability to timely file this report, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, we believe that the consolidated financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

The Company had engaged the securities law firm of Trombly Business Law Center in Boston, MA, to assist us in preparing corporate documents, filing the required corporate documents with the appropriate regulatory agencies, both state and federal and reviewing the September 30, 2007 10-QSB during the third and fourth quarter of 2007.   Due to the lack of sufficient funding, the law firm was unwilling to continue providing services, and we were unable to maintain the engagement to utilize their assistance needed in preparing our Form 10KSB for the period ended December 31, 2007. We are pursuing various avenues of financing to sustain an accounting staff and the necessary outside support services to enhance timely filings of our reports. On June 27, 2008, the Company engaged an outside law firm to assist it in complying with applicable regulations.  Based upon these changes to our procedures and oversight, Mssrs Rasmussen, our Chief Executive Officer and Gabby, our Chief Financial Officer now believe that the Company’s disclosure controls and procedures are now effective to a reasonable assurance level.

11

EXHIBIT 31.1                                           CERTIFICATIONS

I, Gary Rasmussen, certify that:

1.	I have reviewed this annual report on Form 10-KSBA of Global Entertainment Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15(d) – 15(f ) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting,or caused such control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: December ___, 2008	By:	/s/ Gary Rasmussen
Name Gary Rasmussen
Title Chief Executive Officer

EXHIBIT 31.2                                           CERTIFICATIONS

I, Terry Gabby, certify that:

1.	I have reviewed this annual report on Form 10-KSBA of Global Entertainment Holdings, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15(d) – 15(f) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting,or caused such control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; and

(d)
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5.
The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date December ___, 2008	By:	/s/ Terry Gabby
Name Terry Gabby
Title Chief Financial Officer

ITEM 1A.   FINANCIAL STATEMENTS

Global Entertainment Holdings Inc.
Consolidated Balance Sheet

	September 30,	December 31,
	2008	2007
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$51	$2,558
Accounts receivable, net
Due from employees		25,315

Total current assets	51	28,773

Fixed assets, net	20,737	23,479
Total fixed assets	20,737	23,479

Other assets
Book Rights	1,864	1,864
TV Game / Reality Show	8,966	8,966
Film Rights	346,176	189,175
Movies	26,850	26,850
Website Software: Less Amortization	4,500	6,000
Other Assets	18,998	23,170
Security Deposits	500	15,976

Total other assets	408,204	256,025

Total assets	$428,992	$308,277

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Liabilities and Stockholders' Equity

Liabilities not subject to compromise
Accounts payable	$69,824	$178,312
Accrued expenses	406,046	121,842
Deferred revenue		204,174
Notes payable	241,204	167,004
Investor participation obligations		699,500

Total current liabilities not subject to compromise	717,074	1,166,658

Liabilities subject to compromise

Debentures	40,000	40,000
Total liabilities subject to compromise	40,000	40,000

Total liabilities	757,074	1,206,658

Stockholders' equity:

Series B Convertible preferred stock, par value $0.001,
4,000,000 shares authorized, 3,990,314 shares issued and outstanding	3,990	3,990
Series C Convertible preferred stock par value $0.001
6,000,000 shares authorized, 6,000,000 outstanding	6,000

Common stock, $0.001 par value, 230,000,000 shares
authorized, 11,812,844 and 9,258,511 shares issued and
outstanding at September 30, 2008 and December 31, 2007, respectively	94,382	92,584
Shares authorized & unissued	24,700	17,500
Subscription Payable		-171,000

Additional paid-in capital	11,143,465	10,745,821
Additional paid-in capital Preferred A
Additional paid-in capital Preferred B	271,425	271,425
Accumulated (deficit)	(11,872,044)	(11,858,704)
	(328,028)	(898,381)
	$428,992	$308,277

Long Term Assets
The Book, TV and Film Rights costs are recorded as assets as required by the AICPA Statement Of Position 00-2. The costs will be amortized using the individual film forecast computation method. During the three month period ending September 30, 2008 $150,000 of expenditures for script development were capitalized and recorded in Film Rights.

Global Universal Film Group, Inc., purchased the majority of the Books, TV and Movie Rights.  in January, 2006, for approximately $160,000. The total capitalized assets as of September 30, 2008 are $388,356.  The expenditures that are related to specific Film, TV or Book projects are capitalized as a long-term asset.  The capitalized costs will be amortized using the individual film forecast computation method as film revenues are obtained.

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